1166052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02011008

NO ACT
P.E 11-14-01
132-02325

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

DIVISION OF
MARKET REGULATION

January 17, 2002

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	January 31, 2002

Mr. Anthony M. Iannuzzi
Vice President, Operations Management
U.S. Clearing Corp.
26 Broadway
New York, NY 10004

Re: Application to Establish an Omnibus Account

Dear Mr. Iannuzzi:

We have received your letter, dated November 14, 2001, in which you request on behalf of U.S. Clearing Corp. ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request: On or about January 21, 2001, the Applicant will begin to clear the customer accounts of INVESCO Services, Inc., which currently are cleared through Bisys BD Services, Inc. ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that: (i) for purposes of Rule 15c3-3, it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

The above requirements for designation of an omnibus account as a control location apply only to securities that the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant must take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Chris Randazzo, NYSE

TKM/mbc

Matt

U.S. Clearing

26 Broadway
New York, NY 10004
212 747.1400 tel
800 221.3524 fax

November 14, 2001

Mr. Thomas McGowan
Assistant Director
Division of Market Regulations
US Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549

Dear Mr. McGowan:

The following is a request by U.S. Clearing to have an Omnibus Account designated as a good control location for purposes of Rule 15C3-3 of the Securities Exchange Act of 1934.

U.S. Clearing also asks that this request be given expedited treatment as we expect the first posting to the account to take place on January 21, 2002.

The pertinent facts are as follows:

As of January 21, 2002, U.S. Clearing will begin clearing the customer accounts of INVESCO Services, Inc., which are currently being cleared through Bisys Broker Dealer Services, Inc.

On first settlement date, January 21, 2002, each customer account will become established on the books and records of U.S. Clearing with corresponding securities positions being recorded as "long" in an Omnibus Account at Bisys Broker Dealer Services, Inc. and "short" in an Omnibus Account at U.S. Clearing.

Thereafter, the positions will be transferred from Bisys Broker Dealer Services, Inc. to U.S. Clearing and the Omnibus Accounts will be gradually reduced and eliminated.

To facilitate the prompt and orderly transfer of accounts, U.S. Clearing thereafter requests the Division of Market Regulation to deem the omnibus account at U.S. Clearing to be a control location adequate for the protection of customer securities for purposes of Rule 15C3-3. U.S. Clearing will ensure that the following criteria are satisfied:

(1) The books and records of U.S. Clearing will reflect the customers' security positions and money balances previously held by Bisys Broker Dealer Services, Inc.

(2) The books and records of U.S. Clearing will reflect a "short" position in an Omnibus Account for customer securities not yet delivered by Bisys Broker Dealer Services, Inc. to U.S. Clearing. The books and records of Bisys Broker Dealer Services, Inc. will reflect a corresponding "long" position in an Omnibus Account for customer securities not yet delivered to U.S. Clearing.

(3) U.S. Clearing will assume the responsibility of clearing all transactions in the INVESCO Services, Inc. customer accounts being transferred to U.S. Clearing. Bisys Broker Dealer Services, Inc. will provide U.S. Clearing with written assurance that, for purposes of 15C3-3, Bisys Broker Dealer Services, Inc. will treat the Omnibus Account, on their books, as a customer account, and that the customer securities maintained in the Omnibus Account are treated as fully paid for securities and will be delivered promptly to U.S. Clearing.

Please contact me if you have questions.

Sincerely,

Anthony M. Iannuzzi
Vice President
Operations Management

cc: A.A. DeLeo - U.S. Clearing
V. Persons - INVESCO Services, Inc.